EX-99.77H CHNG CNTRL

SUB-ITEM 77H
CHANGES IN CONTROL OF REGISTRANT

PMC Funds

On March 25, 2010, Envestnet Asset Management Inc.’s parent company, Envestnet, Inc., filed a registration statement pursuant to the Securities Act of 1933, as amended, with respect to an initial public offering of its shares.  In preparation for the initial public offering, Envestnet, Inc. underwent a capital restructuring.  Through this restructuring a large shareholder of Envestnet, Inc., EnvestNet Group, Inc., merged with Envestnet, Inc. and distributed the voting securities in Envestnet, Inc. that it owned to EnvestNet Group, Inc.’s shareholders.  Also, another existing holder of more than 25% of Envestnet, Inc.’s voting securities, GRP II L.P. (“GRP”), experienced a dilution of its total ownership of Envestnet, Inc. to less than 25% of Envestnet, Inc.’s voting securities following the capital restructuring and the public offering.  Thus, GRP no longer holds a presumptive controlling interest in Envestnet, Inc.  Finally, EnvestNet Group, Inc. and GRP, among others, are parties to a shareholders agreement that automatically terminated as a result of the foregoing transactions.  Since that agreement aggregated the voting power of EnvestNet Group, Inc. and GRP together, its termination could also be viewed to have reduced or removed another “controlling block” of Envestnet, Inc.’s outstanding voting securities.  The change in control of Envestnet, Inc. constitutes a change in control of Envestnet Asset Management, Inc.